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JEREMY SENDEROWICZ

Jeremy.senderowicz@dechert.com +1 212 641 5669 Direct +1 212 698 3599 Fax

March 24, 2014

Ms. Anu Dubey

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

Re:	EnTrust Multi-Strategy Master Fund (the “Master Fund”)

(File Nos. 811-22841 and 333-188432)

EnTrust Multi-Strategy Fund (the “Feeder Fund”)

(File Nos. 811-22840 and 333-188433)

(each a “Fund,” collectively, the “Funds”)

Dear Ms. Dubey:

Thank you very much for the recent comments you provided by telephone regarding Pre-Effective Amendment No. 1 to the registration statements, filed on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), of the Master Fund and the Feeder Fund, each as filed December 27, 2013. Your comments, along with the Funds’ responses, are set forth below. The Funds have considered your comments and have authorized us to make responses, changes and acknowledgements discussed below relating to each Fund’s registration statement on its behalf, as applicable.

GENERAL:

Comment 1.	Please note that each registration statement must be updated to include certain items, including all information required in the fee

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Ms. Anu Dubey March 24. 2014 Page 2

table and expense examples, audited financial statements and the remaining exhibits, before the registration statement can be declared effective.

Response 1.	We acknowledge the comment.

PROSPECTUS:

Comment 2.	We reiterate our Comment 1 from the comment letter, dated June 7, 2013, in respect of each Fund’s initial registration statement filed on May 8, 2013 (such letter being the “Prior Comment Letter”). Accordingly, on the cover page of the Feeder Fund’s prospectus, please reference the fact that, as the shares of the Master Fund are registered under the 1933 Act, an investor could purchase shares of the Master Fund directly and avoid incurring the Feeder Fund’s expenses while gaining exposure to the same portfolio of investments.

Response 2.	The disclosure has been revised to state that if an investor eligible to purchase shares of the Feeder Fund is also eligible to purchase shares of the Master Fund, that investor could purchase shares of the Master Fund directly and avoid incurring the Feeder Fund’s expenses while gaining exposure to the same portfolio of investments. However, the revised disclosure also states that shares of the Master Fund and the Feeder Fund are offered through separate distribution channels and, therefore, not every investor eligible to purchase shares of the Feeder Fund is eligible to purchase shares of the Master Fund.

Comment 3.	In the paragraph entitled “Risk Factors and Restrictions on Transfer,” the disclosure includes a cross-reference to the discussion of risks set forth in the prospectus, which is required to be in bold type pursuant to Item 1.1.j. of Form N-2. The cross-reference is in bold type in the Master Fund’s prospectus but not in the Feeder Fund’s; please ensure the Feeder Fund’s cross-reference is in bold type as well.

Ms. Anu Dubey March 24. 2014 Page 3

Response 3.	The disclosure has been revised accordingly.

Comment 4.	With respect to the proposed Maximum Early Repurchase Fee of 3.00%, we have considered response 7 from your response letter to the Prior Comment Letter, filed on December 27, 2013 (the “Prior Response Letter”), and we agree that an early repurchase fee is consistent with Rule 13e-4(f)(8)(ii) under the Securities Exchange Act of 1934, which requires that all shareholders in a tender offer be paid the highest consideration paid to any other shareholder. Please note, however, that it is the position of the SEC staff of the Divisions of both Investment Management and Corporate Finance that such an early repurchase fee may not exceed 2.00%.

Response 4.	The amount of the early repurchase fee has been revised accordingly.

Comment 5.	With respect to Response 11 from the Prior Response Letter, please note that the footnotes to the expense examples still contain references to a fee waiver arrangement, Please either revise the disclosure to incorporate the terms of any such waiver arrangement or delete those references.

Response 5.	Any remaining references to a fee waiver arrangement have been deleted.

Comment 6.	In the “Prior Performance of Similar Accounts” section, we have the following comments:

a.	Please revise the penultimate sentence of the first paragraph to include the diversification requirements of the Internal Revenue Code as something to which the Funds are subject but the Similar Funds are not.

b.	In the table providing annualized returns of the Similar Funds, please add a column for the 1-year return of each Similar Fund.

Ms. Anu Dubey March 24. 2014 Page 4

c.	For the Feeder Fund, the restatement of the Similar Funds’ performance should give effect to the Feeder Fund’s estimated expenses (including the maximum sales charge), rather than the Master Fund’s estimated expenses.

Response 6.	The disclosure has been revised accordingly.

Comment 7.	Please note that if the fee table does not include a line item for “Interest Payment on Borrowed Funds,” then each prospectus should include a statement that the Master Fund does not currently intend to borrow money.

Response 7.	The requested statement has been added.

STATEMENT OF ADDITIONAL INFORMATION:

Comment 8.	We reiterate Comment 22 from the Prior Comment Letter. In our view, although the Fund may indirectly invest in Investment Funds which concentrate, the Adviser and Fund may not ignore the concentration of Investment Funds when determining whether the Fund is in compliance with its own concentration policy. For example, it would be a violation of the Fund’s concentration policy for the Fund to indirectly invest all its assets in Investment Funds that the Fund knows concentrate in a particular industry or group of industries.

Response 8.	Disclosure has been added to clarify that, in determining whether the Master Fund is concentrated in an industry or group of industries, the Adviser will take into account, to the extent practicable, the Master Fund’s investments in Investment Funds which have a stated policy of concentrating in an industry or group of industries.

Comment 9.	With respect to Comment 27 of the Prior Comment Letter, please also disclose the number of accounts within each category of accounts with respect to which the advisory fee is based on performance. See Item 21.1.c. of Form N-2.

Response 9.	The disclosure has been revised accordingly.

Ms. Anu Dubey March 24. 2014 Page 5

PART C – OTHER INFORMATION:

Item 25. Financial Statements and Exhibits

Comment 10.	Item 25.2.e requires a copy of the Fund’s dividend reinvestment plan to be attached as an exhibit to the registration statement. The list of exhibits states that Exhibit (e) is not applicable. However, the prospectus (p. 82) indicates that the Fund does have a dividend reinvestment plan. Please attach the plan as an exhibit.

Response 10.	The DRIP plan has been attached.

Item 34. Undertakings

Comment 11.	Please add the undertaking required by Item 34.4.e of Form N-2.

Response 11.	The disclosure has been revised accordingly.

*    *    *

In addition to these comments, you requested that the Funds make certain representations concerning the registration statements on Form N-2 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 212.641.5669 or
Lisa R. Price, Esq. at 212.649.8795 if you wish to discuss this correspondence further.

Sincerely,

/s/ Jeremy Senderowicz, Esq.

Jeremy Senderowicz, Esq.

Via EDGAR

March 24, 2014

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	EnTrust Multi-Strategy Master Fund

(File Nos. 811-22841 and 333-188432)

EnTrust Multi-Strategy Fund

(File Nos. 811-22840 and 333-188433)

(each a “Fund,” collectively, the “Funds”)

In connection with a response being made on behalf of the Funds to comments provided with respect to each Fund’s registration statement on Form N-2 filed under the Securities Act of 1933 and Investment Company Act of 1940, as filed on May 8, 2013 (the “Registration Statement”), we are authorized by our client to acknowledge the following on the Funds’ behalf:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at 212.641.5669 or Lisa R. Price, Esq. at 212.649.8795 if you wish to discuss this correspondence further.

Sincerely,

/s/ Jeremy Senderowicz, Esq.

Jeremy Senderowicz, Esq.